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                                  EXHIBIT 4.1













                         TANDEM COMPUTERS INCORPORATED
                           DEFERRED COMPENSATION PLAN












                        EFFECTIVE AS OF OCTOBER 1, 1994






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                         TANDEM COMPUTERS INCORPORATED
                           DEFERRED COMPENSATION PLAN


                                   ARTICLE 1

                                  INTRODUCTION

  1.1 Establishment of Plan. Tandem Computers Incorporated hereby establishes the Tandem Computers Incorporated Deferred Compensation Plan effective as of October 1, 1994.

  1.2 Purpose of Plan. Tandem Computers Incorporated has established this Plan to provide select executives with the opportunity to defer the receipt of compensation and a vehicle through which to do so. Tandem Computers Incorporated intends to maintain the Plan primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees, within the meaning of Sections 201(2), 301(a)(3) and 401(a)(1) of the Employee Retirement Income Security Act of 1974, as amended. The Plan will be interpreted in a manner consistent with these intentions.


                                   ARTICLE 2

                                  DEFINITIONS

  Definitions are contained in this article and throughout other sections of the Plan. The location of a definition is for convenience only and should not be given any significance. A word or term defined in this article (or in any other article) will have the same meaning throughout the Plan unless the context clearly requires a different meaning.

  2.1 "Base Salary" means a participant's base salary for a Plan Year, and excludes any other form of compensation such as bonuses, commissions, proceeds from the exercise of stock options or stock appreciation rights, severance payments, moving expenses, car or other special allowances, or any other amounts included in an Eligible Employee's taxable income that is not compensation for services. For purposes of applying base salary reduction elections, a Participant's Base Salary is determined before taking into account any reduction in taxable income by salary reduction under Code Section 125 or 401(k), or under this Plan.

  2.2 "Beneficiary" means the individual(s) or entity designated by a Participant, or by the Plan, to receive any benefit payable upon the death of a Participant or Beneficiary.

  A Beneficiary designation must be completed by the Participant and delivered to the Committee on such form as specified by the Committee. In the absence of a valid or






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effective Beneficiary designation, the Beneficiary will be the Participant's surviving spouse, or if there is no surviving spouse, the Participant's estate.

  2.3     "Board" means the Board of Directors of the Company.

  2.4 "Bonus" means the compensation paid to a Participant with the respect to a Plan Year in accordance with the applicable bonus program sponsored by the Company.

  2.5 "Code" means the Internal Revenue Code of 1986, as amended from time to time.

  2.6     "Commission" means variable compensation related to sales revenue.

  2.7 "Committee" means the Deferred Compensation Plan Committee, the members of which to be appointed by Tandem Computers Incorporated. The Committee will serve as the "plan administrator" to manage and control the operation and administration of the Plan, within the meaning of ERISA Section 3(16)(A).

  2.8 "Company" means Tandem Computers Incorporated, a corporation organized under the laws of the state of Delaware, and any successor thereto.

  2.9 "Deferral Account" means a bookkeeping account established for and maintained on behalf of a Participant to which deferred compensation amounts, and net income (or losses) thereon, are credited.

  2.10 "Deferred Compensation Agreement" means an agreement entered into by a Participant and the Company to reduce the Participant's Base Salary, Bonus and/or Commissions for a specified period and contribute such amounts to the Plan, in accordance with Article III.

  2.11 "Disability" means "disability" (or similar term) as defined in the Company's long-term disability program and which results in payments to the Participant under such program.

  2.12 "Eligible Employee" means a common law employee of the Company who has: (i) in the 12 month period preceding July 1 had total compensation from Base Salary, Bonus and Commissions of at least two (2) times the social security wage base, or (ii) had Base Salary of $100,000 and Base Salary plus target
Bonus of at least two (2) times the social security wage base. The Company reserves the right to exclude any employee to comply with any applicable laws or any exemption from applicable laws, including ERISA.





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  2.13    "Enrollment Period" means the months of August and September during which the enrollment for the upcoming Plan Year takes place.

  2.14 "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

  2.15 "Hardship" means an unforeseeable and unanticipated emergency which is caused by an event beyond the control of the Participant or Beneficiary, and which would result in severe financial hardship to the Participant or Beneficiary if a distribution or revocation of a deferral election were not permitted. Hardship conditions will be evaluated in accordance with the terms of Treasury Regulation Section 1.457-2(h)(4). The Committee will have sole discretion to determine whether a Hardship condition exists and the Committee's determination will be final.

  A Participant or Beneficiary must submit a written request for a Hardship to the Committee on such form and in such manner as the Committee prescribes. The Hardship request must: (i) certify as to the Hardship condition and the severe financial need; (ii) state whether the Participant desires to reduce or cease any Base Salary, Bonus and/or Commissions that otherwise would be deferred after the Hardship request is approved; and (iii) state whether the Participant requests a withdrawal of all or a portion of his Deferral Account to meet the severe financial need. The Committee will have sole discretion to determine whether a Hardship exists and to determine the appropriate action, if any. Regardless of whether the Participant desires to reduce or cease any Base Salary, Bonus and/or Commissions to be deferred after the Hardship request is made, the Participant will be precluded from deferring compensation until the enrollment period following one year from the date of the Hardship approval.

  2.16 "Insolvent" means the Company is (a) unable to pay its debts as they become due, or (b) subject to a pending proceeding as a debtor under the U.S. Bankruptcy Code.

  2.17 "Investment Fund" or Funds mean the investment funds designated by the Committee as the basis for determining the investment return to the allocated Participant's Deferral Accounts. The Committee may change the Investment Funds at such times as it deems appropriate.

  2.18 "Participant" means a current or former Eligible Employee who has been designated by the Committee to participate in the Plan in accordance with
Section 3.1.

  2.19 "Plan" means the Tandem Computers Incorporated Deferred Compensation Plan, as set forth in this document, as amended from time to time.





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  2.20    "Plan Year" means the twelve-month period from October 1 through
September 30.

  2.21 "Retirement Age" means, while employed by the Company, attaining age 55 with 10 Years of Vesting Service, or attaining age 65.


                                   ARTICLE 3

                                 PARTICIPATION

  3.1 Eligibility. An Eligible Employee of the company shall participate in the Plan only to the extent and for the period that the Eligible Employee is selected by the Committee and is a member of a select group of management or highly compensated employees as such group is described under Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA. An individual who commenced participation as an Eligible Employee and is not an Eligible Employee after such commencement shall, as of the first day of the Plan Year in which such individual is no longer an Eligible Employee, continue to participate in the Plan with respect to any Deferred Compensation Agreements in effect as of such Plan Year, but shall not be permitted to enter into any new Deferred Compensation Agreements with the Company until the individual again becomes an Eligible Employee.

  3.2 Participation. An Eligible Employee who is selected to participate in the Plan may elect to defer the receipt of Base Salary, Bonus and Commissions that otherwise would be earned by the Eligible Employee. The Eligible Employee may make such election in accordance with Section 3.3. The Company shall withhold amounts deferred by the Participant in accordance with this election. The Participant's deferred amounts shall be credited to the Deferral Account as provided in Article IV and distributed in accordance with
Article V. An election to defer receipt of compensation shall continue in effect unless the Participant terminates or modifies the election by written request in accordance with the provisions of Section 3.5.

  3.3 Election Procedure. An election to defer Base Salary, Bonus and/or Commissions is made by executing a Deferred Compensation Agreement on such form and in such manner as prescribed by the Committee. Such Agreement must be properly completed, signed and delivered to the Company prior to the first day of the Plan Year for which compensation shall be earned; provided however, that
(i) an individual who becomes a Participant for the first time shall be permitted, within the thirty-day period that begins on the day the individual becomes eligible to participate in the Plan, to make an election to defer Base Salary, Bonus and/or Commissions that will be earned after the effective date of such election; and (ii) the individuals who are eligible to participate in the Plan when the Plan is initially adopted shall be permitted, within the





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thirty-day period that begins on the date the Plan is adopted, to make an election to defer Base Salary, Bonus and/or Commissions that will be earned after the effective date of such election.

  3.4 Deferred Compensation Agreement. A Deferred Compensation Agreement shall remain in effect and shall be applicable to Base Salary earned during the Plan Year following the delivery of the Deferred Compensation Agreement. A Deferred Compensation Agreement shall remain in effect and shall be applicable to Bonus and/or Commissions earned during the calendar year commencing Plan Year following the delivery of the Deferred Compensation Agreement. The Agreement shall set forth the percentage of Base Salary, Bonus and Commissions that shall be deferred for the Plan Year or calendar year, as applicable, subject to the following:

          (a) Base Salary. A Participant shall be permitted to defer a maximum of fifty percent (50%) of Base Salary earned in a Plan Year, taking into account all Base Salary deferrals under all Company-sponsored programs with respect to such Plan Year.

          (b) Commission and Bonus. A Participant shall be permitted to defer a maximum of one hundred percent (100%) of Commissions and/or one hundred percent (100%) of "target bonus" (as such term is used in the applicable Company sponsored program) with respect to a Plan Year.

          (c) Minimum Deferral. A Participant must elect to defer a minimum of $3,000 for the Plan Year.

          (d) Hardship Withdrawal Request. All Base Salary, Bonus and Commissions deferrals with respect to a Plan Year shall cease in the event the Committee approves a request for Hardship withdrawal for that Plan Year. No reduction or cessation of Base Salary, Bonus and Commission deferrals shall affect the limits set forth above, and no deferral amounts so reduced or not made shall be required to be made by such Hardship request.

  3.5 Irrevocable Elections. Except to the extent provided in this Section 3.5, a Participant's Deferred Compensation Agreement shall be irrevocable and cannot be amended by the Participant. A Participant may request to amend or revoke a Deferred Compensation Agreement in the event of a Hardship. Such request will be made in writing on such form and in such manner as prescribed by the Committee. The Committee may grant such request if and to the extent that it determines that the revocation of the election would serve to alleviate the Hardship, in a manner consistent with Section 2.13.





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  The Company reserves the right to modify any Deferred Compensation Agreement in any case or class of cases to reflect a change in Plan provisions or for administrative convenience.

  A Participant's Deferred Compensation Agreements shall become null and void upon the Participant's separation from employment with the Company, and no Base Salary, Bonus or Commissions that may be payable after the Participant separates from employment with the Company and otherwise would be subject to such Agreements shall be deferred under this Plan.

  3.6 Community and Marital Property. The spouse of a Participant may have a community or marital property interest in the Participant's Deferral Account which the spouse may pass to a third party upon his or her death. If it is intended that a spouse relinquish his or her community or marital property interest in the Participant's Deferral Account, the spouse must execute a waiver in which he or she clearly states an intention to relinquish his or her rights under community or marital property law with respect to the Deferral Account. A spouse's consent to a Participant's designation of a nonspouse Beneficiary is not sufficient to effect such a waiver.


                                   ARTICLE 4

                          PARTICIPANT ACCOUNT BALANCES

  4.1 Establishment of Accounts. The Committee will select an independent recordkeeper who will establish and maintain a Deferral Account on behalf of each Participant. Contributions and net income (or losses) will be credited to such accounts in accordance with the provision of this Article.

  4.2 Bookkeeping. Deferral Accounts will be primarily for accounting purposes and will not restrict the operation of the Plan or require separate earmarked assets to be allocated to any account. The establishment of a Deferral Account will not give any Participant the right to receive any asset held by the Company in connection with the Plan or otherwise.

  4.3 Crediting Deferred Compensation. The Committee will credit to a Participant's Deferral Account the amount of any Base Salary, Bonus and/or Commissions deferred by the Participant as soon as administratively possible following the month to which such Base Salary, Bonus and/or Commissions would have been paid absent a Deferred Compensation Agreement.

  4.4 Establishment of Investment Funds. The Committee will establish one or more Investment Funds which will be maintained for the purpose of determining the investment return to be credited to a Participant's Deferral Account. The Committee may change the number, identity or composition of the Investment Funds from time to time.





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  Each Participant will indicate the Investment Funds to which contributions under Sections 4.3 and 4.4 and any existing Deferral Account balance are to be credited. Investment fund elections must be made in whole percentage increments and at such times and in such manner as the Committee will specify. A Participant may change his or her Investment Fund election periodically in such manner as the Committee may specify.

  4.5 Crediting Investment Results. No less frequently than as of the last day of each quarter, a Participant's Deferral Account balance will be increased or decreased to reflect investment results. Deferral Accounts will be credited with the investment return of the Investment Funds in which the Participant elected to be deemed to participate. The credited investment return is intended to reflect the actual performance of the Investment Funds net of any applicable administrative charges determined by the Company.

  4.6 Notification to Participants. The Committee shall notify each Participant with respect to the status of such Participant's Deferral Account as soon as practical after the end of a quarter, but in no event less than once for each Plan Year. Neither the Company nor the Committee to any extent warrants, guarantees or represents that the value of any Participant's Deferral Account at any time will equal or exceed the amount previously allocated or contributed thereto.


                                   ARTICLE 5

                            DISTRIBUTION OF ACCOUNTS

  5.1     Distribution in the Event of Hardship.  Prior to a distribution under
Section 5.2, 5.3, 5.4, 5.5 or 5.6, payment of all or a portion of a Participant's Deferral Account may be made in the event of Hardship. The amount of any Hardship distribution will not exceed the amount required to meet the Hardship, including any taxes or penalties due on the distribution. A Hardship distribution shall be made in a single lump sum cash payment as soon as practical after the Committee approves the Hardship withdrawal request.

  5.2 Distribution Upon Separation From Employment. A Participant who separates from employment with the Company shall receive amounts credited to his Deferral Account in the manner selected by the Participant when the Participant first commenced participation in the Plan or as modified in accordance with Section 5.7. An election regarding the time and manner of payment of the Participant's Deferral Account balance must be made concurrent with the Participant's initial election to defer compensation under Section 3.1 and can only be modified as allowed under Section 5.1 ,5.6 and 5.7.





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          (a)      Time of Payment.  A Participant's Deferral Account balance shall be paid (or commence to be paid) within sixty (60) after the end of the month in which separation of employment occurs. Notwithstanding the foregoing, a Participant's Deferral Account balance shall be paid (or commence to be paid) no later than the April 1st following the year in which the Participant attains age 70-1/2.

          (b) Manner of Payment. A Participant's Deferral Account will be paid in a monthly installment over a fifteen (15) year period, commencing within 60 days after the end of the month in which the Participant separated from employment, unless the Participant has elected to receive payment in:
  (i) a lump sum cash payment; or (ii) substantially equal monthly installment payments over a period of five (5) or ten (10) years (as selected by the Participant).

          (c) Value of Deferred Account Balance. The value of a Participant's Deferral Account to be distributed shall be determined as of the last day of the month preceding the date a payment is made, and shall be credited with interest through such date. To the extent payment shall be made in installments, the amount of the installment for a particular month shall be adjusted to take into account the value of the Participant's Deferral Account (as adjusted) and the number of remaining months over which the installments payments are to be made.

  5.3 Distribution of Small Accounts. At the Committee's discretion, following the date a Participant separates from employment with the Company, if amounts credited to the participant's Deferral Account are $10,000 or less, the value of the Deferral Account shall be distributed to the Participant by check in a lump sum in cash. For purposes of this Section 5.3, the value of a Participant's Deferral Account to be distributed shall be determined as of the last day of the month preceding the date any lump sum payment is made, and shall be credited with interest through such date.

  5.4 Distribution Upon Death. The Beneficiary of a Participant who dies prior to receiving any payments under this Article V (except for Hardship distributions), shall receive the Participant's Deferral Account: (1) in a lump sum cash payment if the total is $10,000 or less, or (2) in the manner selected by the Participant when the Participant first commenced in the Plan or later modified under the Plan and commencing within sixty (60) days after the month in which the Participant dies and the Committee is provided with written proof of the Participant's death. For purposes of this Section 5.4, the value of a Participant's Deferral Account to be distributed shall be determined as of the last day of the month preceding the date the payment is made, and shall be credited with





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interest through such date.  To the extent payment shall be made in installments, the amount of the installment for a particular month shall be adjusted to take into account the value of the Participant's Deferral Account (as adjusted) and the number of remaining months over which the installments payments are to be made.

  If a Participant dies after installment payments have begun, the Participant's Beneficiary will continue to receive the Participant's unpaid Deferred Account balance in installment payments for the remaining period of time.

  5.5 Distribution at a Specific Date. A Participant can elect to receive a lump sum distribution of his Deferral Account at any date after the end of the Plan Year when the Participant first commenced participation in the Plan; provided that no distributions shall be made under the Plan prior to March 1, 1995. If a Participant terminates employment prior to the elected distribution date, the lump sum distribution of his Deferral Account will be paid out within sixth (60) days after the month in which termination occurred.

  5.6 Unscheduled distribution. A Participant may request in writing a lump sum distribution of a Participant's entire Deferred Account balance with a ten percent (10%) penalty forfeited to the Company. The value of a Participant's Deferral Account less the ten percent (10%) penalty to be distributed shall be determined as of the last day of the month preceding the date the payment is made, and shall be credited with interest through such date.

  The request for an unscheduled distribution must be approved by the Committee and will be paid out within sixty (60) days after the month in which the distribution is approved.

  The Participant will not be allowed to participate under the Plan until the enrollment period following one year from the date of distribution.

  5.7 Modification of distribution. A Participant may request in writing a change regarding the time and manner of payment of the Participant's Deferral Account balance following attainment of Retirement Age which will be submitted to the Committee for approval and if the modification is elected more than twelve (12) months preceding Retirement Age; or within twelve (12) months of Retirement Age, with a ten percent (10%) penalty forfeited to the Company.

  5.8 Cash Payments Only. All distributions under the Plan will be made in cash by check.





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                                   ARTICLE 6

                              PLAN ADMINISTRATION

  6.1 Plan Administrator. This Plan shall be administered by the Committee, which will be the Plan Administrator. The Committee members shall be appointed by and serve at the pleasure of the Company.

  6.2 Amendment or Termination. The Board may amend all or any provision of this Plan, and may terminate the Plan in its entirety, at any time and for any reason. No amendment or termination of the Plan will reduce any Participant's Deferral Account balance as of the effective date of such amendment or termination.

  6.3 Administration of the Plan. The Committee shall have the sole authority to control and manage the operation and administration of the Plan and have all powers, authority and discretion necessary or appropriate to carry out the Plan provisions, and to interpret and apply the terms of the Plan to particular cases or circumstances. All decisions, determinations and interpretations of the Committee will be binding on all interested parties, subject to the claims and appeal procedure necessary to satisfy the minimum standard of ERISA Section 503, and will be given the maximum deference allowed by law. The Committee may delegate in writing its responsibilities as it sees fit.

  Committee members who are Participants will abstain from voting on any Plan matters that relate primarily to themselves or that would cause them to be in constructive receipt of amounts credited to their respective Deferral Account. The Board will identify three or more individuals to serve as a temporary replacement of the Committee members in the event that all three members must abstain from voting.

  6.4 Indemnification. The Company will and hereby does indemnify and hold harmless any of its employees, officers, directors or members of the Committee who have fiduciary or administrative responsibilities with respect to the Plan from and against any and all losses, claims, damages, expenses and liabilities (including reasonable attorneys' fees and amounts paid, with the approval of the Board, in settlement of any claim) arising out of or resulting from the implementation of a duty, act or decision with respect to the Plan, so long as such duty, act or decision does not involve gross negligence or willful misconduct on the part of any such individual.





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                                   ARTICLE 7

                                 MISCELLANEOUS

  7.1 Funding. Such amounts as the Committee deems necessary or appropriate to fund the obligation to pay Deferral Accounts will be held in trust by an independent third party trustee selected by the Committee of the Board, and as such are earmarked to pay benefits under the terms of the Plan. The Committee will direct the Company to make periodic contributions to the trust at such times and in such amounts as the Committee deems appropriate.

  Trust assets can not be diverted to, or used for, any purpose except payments to Participants and Beneficiaries under the terms of the Plan or, if the Company is Insolvent, to pay the Company's creditors. Participants and Beneficiaries will have no right against the Company with respect to the payment of any portion of the Participant's Deferral Account, except as a general unsecured creditor of the Company.

  7.2 Nonalienation. No benefit or interest of any Participant or Beneficiary under this Plan will be subject to any manner of assignment, alienation, anticipation, sale transfer, pledge or encumbrance, whether voluntary or involuntary. Notwithstanding the foregoing, the Committee will honor a court order regarding the payment of alimony or other support payments, or the establishment of community property or other marital property rights, to the extent required by law. Prior to distribution to a Participant or Beneficiary, no Deferral Account balance will be in any manner subject to the debts, contracts, liabilities, engagements or torts of the Participant or Beneficiary. Assets held in trust to fund this Plan may, however, be diverted to pay the Company's creditors, if the Company is Insolvent.

  7.3 Limitation of Rights. Nothing in this Plan will be constructed to give a Participant the right to continue in the employ of the Company at any particular position or to interfere with the right of the Company to discharge, lay off or discipline a Participant at any time and for any reason, or to give the Company the right to require any Participant to remain in its employ or to interfere with the Participant's right to terminate his or her employment.

  7.4 Governing Law. To the extent that state law applies, the provisions of this Plan will be construed, enforced and administered in accordance with the laws of the state of California, except to the extent preempted by ERISA.





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